                  Exhibit 99(1)

FROM:	Kerzner International Limited
Paradise Island, The Bahamas

Investor Contact: Omar Palacios
Tel: +1.242.363.6018
Email: Omar.Palacios@kerzner.com

FOR IMMEDIATE RELEASE

KERZNER PRICES $400 MILLION SENIOR
SUBORDINATED NOTES DUE 2015

PARADISE ISLAND, The Bahamas, September 16, 2005 - Kerzner International Limited (NYSE: KZL) (the “Company”), a leading international developer and operator of destination resorts, casinos and luxury hotels, announced yesterday the terms of an offering of $400 million in aggregate principal amount of 6 3/4% senior subordinated notes due 2015.

The closing of the offering is expected to occur on or about September 22, 2005, and is subject to customary closing conditions. The Company anticipates using the net proceeds of the offering, together with cash on hand, to finance its previously announced tender for all $400 million of its outstanding 8 7/8% senior subordinated notes.

The senior subordinated notes will not be registered under the Securities Act of 1933, as amended, or under state securities laws and, unless so registered, may not be offered or sold except pursuant to an applicable exemption from the registration requirements of the Securities Act of 1933, as amended, and applicable state securities laws.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy the senior subordinated notes in any jurisdiction.

This press release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties which are described in the Company’s public filings with the U.S. Securities and Exchange Commission.

Investor inquiries regarding the Company should be directed to Omar Palacios at +1.242.363.6018.

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